Exhibit 2
SHARE PURCHASE AGREEMENT
BETWEEN
6707157 CANADA INC.
AND
PINNACLE INTERNATIONAL LANDS, INC.
AND
HIGH TECH BETEILIGUNGEN GMBH & CO. KG
MADE AS OF
May 1, 2007
McCarthy Tétrault LLP

SHARE PURCHASE AGREEMENT
     THIS AGREEMENT is made as of May 1, 2007.
BETWEEN
6707157 CANADA INC., a corporation incorporated under the laws of Canada (the “Purchaser”),
- and -
PINNACLE INTERNATIONAL LANDS, INC., a corporation incorporated under the laws of British Columbia (“Pinnacle”)
- and -
HIGH TECH BETEILIGUNGEN GMBH & CO. KG, a German limited partnership, herein represented by CONPHARM ANSTALT, a Liechtenstein corporation (the “Vendor”),
     WHEREAS Lorus Therapeutics Inc. (“Old Lorus”), each of the subsidiaries of Old Lorus, Pinnacle and the Purchaser, an affiliate of Pinnacle, intend to enter into an agreement (the “Arrangement Agreement”) to be dated on or about the date hereof, as may be amended, supplemented or modified, pursuant to which, among other things, Old Lorus will reorganize its business pursuant to an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “Act”), as set out in the Plan of Arrangement;
     AND WHEREAS as contemplated by the Arrangement Agreement and the Plan of Arrangement, all of the issued and outstanding Old Lorus Shares will be exchanged on a one-for-one basis for common shares of a new corporation to be formed under the Act (“New Lorus”), which, upon the completion of the transactions contemplated thereunder, will carry on the business as previously carried on by Old Lorus, and the share capital of Old Lorus will be amended to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares;
     AND WHEREAS pursuant to the Arrangement Agreement and the Plan of Arrangement, the Purchaser will purchase from New Lorus the Appropriate Number of the issued and outstanding Old Lorus Voting Shares and 100% of the issued and outstanding Old Lorus Non-Voting Shares, and the remaining Old Lorus Voting Shares held by New Lorus will be distributed to the shareholders of New Lorus who are not residents of the United States (including the Vendor) in proportion to their respective shareholdings as at the Effective Time;
     AND WHEREAS as an inducement and a condition to entering into the Arrangement Agreement, the Purchaser has required that the Vendor enter into this Agreement pursuant to which, among other things, the Purchaser agrees to purchase from the Vendor the Selling Shares upon and subject to the terms and conditions set out in this Agreement;
     NOW THEREFORE in consideration of the covenants and agreements herein contained, the parties agree as follows:
ARTICLE 1 — INTERPRETATION
1.01	Definitions
“Act” has the meaning set out in the recitals to this Agreement.
“Affiliate” has the meaning ascribed thereto in the Act.
“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means
(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority whether or not having the force of law.
“Appropriate Number” means that number of Old Lorus Voting Shares which, if combined with the aggregate number of Old Lorus Voting Shares purchased from the Vendor and certain other persons pursuant to this Agreement and agreements substantially in the form hereof, respectively, would result in the Purchaser holding a total number of Old Lorus Voting Shares representing approximately 41% of the issued and outstanding Old Lorus Voting Shares at the conclusion of the Arrangement.
“Articles of Arrangement” means New Lorus’s articles of arrangement giving effect to the Arrangement which, pursuant to the Act, will be filed with the Director after the Final Order has been issued.
“Arrangement” has the meaning set out in the recitals to this Agreement.
“Arrangement Agreement” has the meaning set out in the recitals to this Agreement.
“beneficially own”, “beneficial ownership” and similar expressions with respect to any security means all securities that are owned, directly or indirectly, or over which control or direction of the voting or disposition thereof may be exercised.
“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Ontario.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all reasonable legal fees and disbursements.
“Effective Date” means, the date recorded in the certificate of amendment that will be issued by the Director appointed under section 260 of the Act following the filing of the Articles of Arrangement and giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.
“Final Order” means the final order of the Ontario Superior Court of Justice issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction.
“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“Lock-Up Agreement” means the letter agreement dated the date hereof between the Purchaser, Pinnacle and the Vendor.
“Material Adverse Change” has the meaning ascribed thereto in the Arrangement Agreement.
“Meeting” means the special meeting of the securityholders of Old Lorus convened to consider, among other things, a resolution with respect to the Arrangement.
“New Lorus” has the meaning set out in the recitals to this Agreement.
“Old Lorus” has the meaning set out in the recitals to this Agreement.
“Old Lorus Non-Voting Shares” means the non-voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus’s share capital pursuant to the Arrangement.
“Old Lorus Shares” means common shares in the share capital of Old Lorus issued and outstanding prior to the reorganization of Old Lorus’s share capital pursuant to the terms of the Arrangement.
“Old Lorus Voting Shares” means the voting common shares in the share capital of Old Lorus issued and outstanding following the reorganization of Old Lorus’s share capital pursuant to the Arrangement.
“Pinnacle” has the meaning set out in the description of the parties above.
“Plan of Arrangement” means the plan of arrangement substantially in the form and content of schedule A annexed to the Arrangement Agreement, as such plan of arrangement may be amended, modified or supplemented.

“Purchase Price” has the meaning set out in Section 2.02.
“Purchaser” has the meaning set out in the description of the parties above.
“Selling Shares” means, collectively, that number of Old Lorus Voting Shares distributed to the Vendor by New Lorus pursuant to the terms of the Plan of Arrangement.
“Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority.
“Vendor” has the meaning set out in the description of the parties above.
1.02	Extended Meanings
     In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of this Agreement.
1.03	Currency
     All references to currency herein are to lawful money of Canada.
1.04	Receipt and Review of Arrangement Agreement
     The Vendor acknowledges and agrees that is has received a copy of the Arrangement Agreement and has had an opportunity to review such agreement and obtain advice from its professional advisors with respect thereto.
ARTICLE 2 — SALE AND PURCHASE
2.01	Selling Shares to be Sold and Purchased
     Upon and subject to the terms and conditions hereof, the Vendor will sell the Selling Shares to the Purchaser and the Purchaser will purchase the Selling Shares from the Vendor as of the Effective Time.
2.02	Purchase Price
     The purchase price (the “Purchase Price”) payable to the Vendor for the Selling Shares will be an amount per Selling Share equal to the amount paid by the Purchaser to New Lorus for each Old Lorus Share at the Effective Time pursuant to the Arrangement.

2.03	Payment of Purchase Price
     The Purchase Price will be payable by the delivery to the Vendor at the Effective Time of a certified cheque or wire transfer of immediately available funds payable to the Vendor.
ARTICLE 3 — REPRESENTATIONS AND WARRANTIES
3.01	Vendor’s Representations and Warranties
(1)	The Vendor represents and warrants to the Purchaser that:

(a)	The Vendor has the power, authority and right to enter into, deliver and perform its obligations under this Agreement and this Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(b)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of any of the provisions of the constating documents or by-laws of the Vendor.

(c)	As at the date hereof, The Vendor is the beneficial owner of _________Old Lorus Shares.
     (2) The Vendor represents and warrants to the Purchaser upon receipt of the Selling Shares in accordance with the Arrangement and subject to the due and proper implementation of the Arrangement in accordance with its terms that, at the time in the Arrangement at which the transactions contemplated by this Agreement are to occur (the “Share Purchase Time”):
(a)	The Vendor will be the sole beneficial owner of the Selling Shares free and clear of all liens, charges, encumbrances and any other rights of others.

(b)	The Vendor will have the power, authority and right to transfer the legal and beneficial title and ownership of the Selling Shares to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others.

(c)	This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Selling Shares other than pursuant to the provisions of this Agreement.

(e)	The Vendor is a limited partnership constituted under the laws of Germany all the partners of which are non-resident of Canada within the meaning of section 248(1) of the Income Tax Act (Canada).
3.02	Purchaser’s Representations and Warranties
     The Purchaser represents and warrants to the Vendor that:
(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.

(c)	This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:
(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.
(e)	The Purchaser is a Canadian within the meaning of the Investment Canada Act.
ARTICLE 4 — COVENANTS
4.01	Taxes
     The Purchaser does not assume and will not be liable for any Taxes which may be or become payable by the Vendor, including any Taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Selling Shares herein contemplated.
4.02	Covenants of the Vendor
     (1) Except as otherwise contemplated by this Agreement, the Lock-Up Agreement or consented to in writing by the Purchaser, from the date of this Agreement until the earlier of the

     Effective Time and the termination of this Agreement in accordance with its terms, the Vendor will:
(a)	not allow the Selling Shares to become subject to any liens, charges, encumbrances and any other rights of others up to and including Effective Time;

(b)	not grant any option in respect of, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey the Selling Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing;

(c)	not acquire or agree to acquire beneficial ownership of any additional Old Lorus Shares; and

(d)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Selling Shares pursuant to this Agreement.
     (2) The Vendor will ensure that (A) the representations and warranties of the Vendor set forth in (i) Section 3.01(1) are true and correct on the date hereof and at the Share Purchase Time and (ii) Section 3.01(2) are true and correct at the Share Purchase Time, and (B) the conditions for the benefit of the Purchaser set forth in Section 5.01 have been performed or complied with in all material respects by the Share Purchase Time.
4.03	Covenants of the Purchaser
     The Purchaser will ensure that the representations and warranties of the Purchaser set forth in Section 3.02 are true and correct on the date hereof and at the Share Purchase Time and that the conditions of closing for the benefit of the Vendor set forth in Section 5.02 have been performed or complied with in all material respects by the Share Purchase Time.
ARTICLE 5 — CONDITIONS AND TERMINATION
5.01	Conditions for the Benefit of the Purchaser
     The sale by the Vendor and the purchase by the Purchaser of the Selling Shares is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Share Purchase Time:
(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Share Purchase Time with the same force and effect as if made at and as of such time;

(b)	the Vendor will have performed or complied with all of the obligations and covenants and conditions of this Agreement and the Lock-Up Agreement to be performed or complied with by the Vendor at or prior to Share Purchase Time;

(c)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit (i) the sale and purchase of the Selling Shares contemplated hereby or (ii) the right of New Lorus to conduct business in the manner conducted by Old Lorus prior to the Share Purchase Time;

(d)	no Material Adverse Change to Old Lorus will have occurred from the date hereof to Share Purchase Time; and

(e)	all necessary steps and proceedings to be taken by the Vendor will have been taken to permit the Selling Shares to be duly and regularly transferred to and registered in the name of the Purchaser.
5.02	Conditions for the Benefit of the Vendor
     The sale by the Vendor and the purchase by the Purchaser of the Selling Shares is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Share Purchase Time:
(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Share Purchase Time with the same force and effect as if made at and as of such time;

(b)	the Purchaser will have performed or complied with all of the obligations and covenants and conditions of this Agreement and the Lock-Up Agreement to be performed or complied with by the Purchaser at or prior to the Share Purchase Time;

(c)	no action or proceeding in Canada will be pending or threatened by any person to enjoin, restrict or prohibit (i) the sale and purchase of the Selling Shares contemplated hereby or (ii) the right of New Lorus to conduct business in the manner conducted by Old Lorus prior to the Share Purchase Time;

(d)	no Material Adverse Change to Old Lorus will have occurred from the date hereof to Share Purchase Time; and

(e)	all necessary steps and proceedings will have been taken to permit the completion of the Arrangement.
5.03	Termination
     This Agreement may be terminated, by notice given prior to the completion of the sale and purchase of the Selling Shares herein contemplated:
(a)	by the Vendor or the Purchaser if, upon a vote at the duly held Meeting, the securityholders of Old Lorus do not approve the Arrangement in accordance with applicable securities law;

(b)	by the Vendor or the Purchaser if the Arrangement has not become effective on or before July 1, 2007 or such other date as the parties may agree upon;

(c)	automatically with no further action required on the part of the Vendor or the Purchaser if the Arrangement Agreement or the Lock-Up Agreement is terminated in accordance with its terms;

(d)	by the Vendor or the Purchaser if a material breach of any representation, warranty, covenant, obligation or other provision of this Agreement has been committed by the other party and such breach has not been waived or cured prior to the earlier of (i) the Share Purchase Time, and (ii) the date that is 15 days following the date on which the non-breaching party notifies the other party of such breach;

(e)	by the Purchaser if any of the conditions in Section 5.01 has not been satisfied as of the Share Purchase Time or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Purchaser to comply with its obligations under this Agreement) and the Purchaser has not waived such condition on or before the Share Purchase Time;

(f)	by the Vendor if any of the conditions in Section 5.02 has not been satisfied as of the Share Purchase Time or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Vendor to comply with its obligations under this Agreement) and the Vendor has not waived such condition on or before the Share Purchase Time; or

(g)	by written agreement of the Purchaser and the Vendor.
ARTICLE 6 — CLOSING ARRANGEMENTS
6.01	Closing
     The sale and purchase of the Selling Shares will be completed at the Share Purchase Time at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6.
ARTICLE 7 — SURVIVAL
7.01	Survival
     All covenants, representations and warranties of each party contained in this Agreement will survive the closing of the sale and purchase of the Selling Shares and will continue in full force and effect, subject to the provisions of this Article 7 for a period of 12 months from the Effective Date, except that the representations and warranties of the Vendor set forth in Sections 3.01(2)(a) and 3.01(2)(b) will survive indefinitely.

ARTICLE 8 — GENERAL
8.01	Further Assurances
     Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Share Purchase Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
8.02	Benefit of the Agreement
     This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.
8.03	Entire Agreement
     This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.
8.04	Amendments and Waivers
     No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.
8.05	Assignment
     This Agreement may not be assigned by the Vendor without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the Vendor to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Vendor to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

8.06	Notices
     Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, Federal Express courier or by electronic means of communication addressed to the recipient as follows:
To the Vendor:
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Principality of Liechtenstein
Attention: Georg Ludwig, Managing Director
Fax: +423 373 0423
E-mail: gludwig@hightech-pe.com
with a copy to:
HighTech Beteiligungen GmbH & Co. KG
Steinstrasse 20
D 40212 Düsseldorf
Germany
Attention: Georg Ludwig, Managing Director
Fax: +49 211 86 289 465
E-mail: gludwig@hightech-pe.com
To the Purchaser or Pinnacle:
c/o Pinnacle International Lands, Inc.
Suite 300 — 711 Homer Street
Vancouver, BC V6B 2W6
Attention: Les Fovenyi, Vice President Finance
Fax: 604.688.7749
E-mail: lfovenyi@pinnacleinternational.com
or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.
8.07	Specific Performance and other Equitable Rights
     Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in respect of the Arrangement, that the parties to the Arrangement Agreement would not contemplate participating in the Arrangement unless this Agreement was executed and that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party will be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.
8.08	Governing Law
     This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
8.09	Attornment
     For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The parties hereto each attorns to the jurisdiction of the courts of the Province of Ontario.
8.10	Counterparts
     This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.
8.11	Facsimiles
     Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.
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     IN WITNESS WHEREOF the parties have executed this Agreement.

HIGHTECH BETEILIGUNGEN GMBH &
CO. KG represented by CONPHARM
ANSTALT

Per:	/s/ Georg Ludwig

Name:	Georg Ludwig
Title:	Managing Director

6707157 CANADA INC.

Per:	/s/ Michael De Cotiis

Name:	Michael De Cotiis
Title:	President

PINNACLE INTERNATIONAL LANDS, INC.

Per:	/s/ Michael De Cotiis

Name:	Michael De Cotiis
Title:	President